FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated October 26, 2004 (“Cable and Wireless and RIM to Offer BlackBerry In Barbados")

News Release dated October 26, 2004 (“Velocita Wireless and RIM Introduce New BlackBerry 5790 for Velocita's Nationwide Mobitex Network")

Page No 3 3

Document 1

October 26, 2004

FOR IMMEDIATE RELEASE

CABLE & WIRELESS AND RIM TO OFFER BLACKBERRY IN BARBADOS

Bridgetown, Barbados and Waterloo, Canada — Cable & Wireless (Barbados) Limited and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® to mobile customers in Barbados. Cable & Wireless will initially offer the BlackBerry 7280 Wireless Handheld™, a tri-band 850/1800/1900MHz device that features a high-resolution color screen, international roaming capabilities and the best combined email, data and phone experience. BlackBerry will operate on Cable & Wireless’ GSM/GPRS network.*

“BlackBerry is a proven solution that is popular around the world and we are pleased to bring this powerful device to our customers in Barbados,” said Donald Austin, President, Cable & Wireless Barbados Limited. “Its introduction in Barbados demonstrates our continued commitment to deliver leading data and voice solutions that provide value to our customers.”

BlackBerry is an award winning platform that keeps mobile customers connected to the people, data and resources that drive their day. The Java-based BlackBerry 7280™ combines phone, email, SMS, organizer, web and corporate data applications in a single handheld. The high-resolution screen displays crisp images with support for more than 65,000 colors while the handheld continues to offer superior battery life for optimal wireless performance. The BlackBerry 7280 also supports cradle-free wireless email synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise™ support is expected to be available later this year) and works with existing enterprise systems to enable secure, push-based, end-to-end, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

“We are pleased to work with Cable & Wireless to provide BlackBerry to customers in Barbados, said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Residents and visitors to Barbados will be able to enjoy the freedom of push-based, wireless access to email and corporate data together with integrated voice services.”

Information regarding pricing and availability will be available at a later date. Corporate customers will be contacted by their Cable & Wireless account manager with more details as these become available.

— more —

About Cable & Wireless

Cable & Wireless (Barbados) Limited, established in April 2002, is an amalgamation of four Cable & Wireless companies operating in Barbados. With its incorporation, Cable & Wireless (BET) Limited, Cable & Wireless (BARTEL) Limited, Cable & Wireless Caribbean Cellular and Cable & Wireless Information Systems fell under a single legal entity for the first time. Cable and Wireless Barbados is a subsidiary of Cable and Wireless plc.

Cable & Wireless plc is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and Internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts
Sara Odle
Cable & Wireless Barbados Ltd.
Tel.: 246-292-8602
sara.odle@cwbar.cwplc.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Cable & Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

October 26, 2004

FOR IMMEDIATE RELEASE

Velocita Wireless and RIM Introduce New BlackBerry 5790 for Velocita’s Nationwide Mobitex Network

BlackBerry 5790 Provides Secure Wireless Solution for Enterprise and Government Customers

WOODBRIDGE, NJ and WATERLOO, ON — Velocita Wireless, L.P. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 5790 Wireless Handheld™ operating on Velocita’s nationwide Mobitex network.

The Java™-based, data-only BlackBerry 5790™ integrates email and data access to allow users to manage all of their information and data communications with a single device. It is specifically designed for business and government customers that require a specialized data-only handheld with secure communications. The BlackBerry 5790 includes fully validated FIPS 140-2 embedded encryption technology to meet government security requirements. With RIM’s optional S/MIME Support Package and a smart card reader, the BlackBerry 5790 can also meet DoD requirements for PKI (Public Key Infrastructure) and Common Access Card (CAC) support.

“Velocita Wireless is the most experienced provider of wireless email services for government and large enterprise customers with many years experience supporting BlackBerry customers and integration with corporate email systems,” said Tom Langan, Vice President of Marketing, Velocita Wireless. “With the new BlackBerry 5790, we are now building on the strength of our position in the handheld market with an offering that meets the most stringent data security requirements. Our wireless data network has a proven history of consistent availability and reliabile performance.”

“Velocita Wireless and RIM have a longstanding and successful history supporting government and large enterprise customers with BlackBerry®,” said Don Morrison, Chief Operating Officer at Research In Motion. “BlackBerry continues to be the wireless platform of choice for enterprise and government customers, providing a secure, push-based architecture that allows users to stay connected and productive throughout the day.”

In addition to combining email, an organizer, web browsing and corporate data access capabilities, the BlackBerry 5790 features Velocita’s Interactive Messaging PLUS support. The handheld comes equipped with a 160 x160 pixel monochrome backlit screen, abacklit QWERTY keyboard for easy typing, 16 MB of flash memory, and 2 MB of SRAM. Other features include a rechargeable lithium battery providing up to a week of use without recharging.

The BlackBerry 5790 also features cradle-free wireless email synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII), and remote address look up. BlackBerry also offers software development tools to create custom Java-based solutions.

-more-

The BlackBerry 5790 works with BlackBerry Enterprise Server™ software version 3.6 and later (BlackBerry Enterprise Server v4.0 is expected to be available later this year) and supports both Microsoft® Exchange and IBM Lotus® Domino™ environments (Novell GroupWise™ support is expected to be available later this year. It also supportS BlackBerry Internet Service™, allowing users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and many popular ISP email accounts) without requiring server software.

The new BlackBerry 5790 handhelds are available through Velocita and its authorized resellers, including: TeleCommunication Systems, EarthLink, SkyTel and GTSI.

Pricing for the BlackBerry 5790 starts at $349 and is also available on GSA schedules. Data rate plans start as low as $34.99 per month. For additional information, please visit the Velocita Wireless website at http://www.velocitawireless.com .

ABOUT VELOCITA WIRELESS

Headquartered in Woodbridge, NJ, Velocita Wireless provides corporate email, interactive messaging, field force automation, telemetry, and other advanced wireless data services through its highly reliable, nationwide Mobitex packet data network. Additional information about Velocita Wireless can be found at www.velocitawireless.com.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit http://www.rim.com or http://www.blackberry.com .

_________________

Media Contacts:
William Pankracij
For Velocita Wireless
+1 203-803-0526
wpankracij@earthlink.net

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward- looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 26, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller